                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            ARV ASSISTED LIVING, INC.
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of class of securities)

                                    00204C107
                                 (CUSIP number)

                                Gary L. Davidson
                            ARV Assisted Living, Inc.
                             245 Fischer Avenue, D-1
                          Costa Mesa, California 92626
                                 (714) 751-7400

                                 with a copy to:

                            William J. Cernius, Esq.
                                Latham & Watkins
                        650 Town Center Drive, 20th Floor
                          Costa Mesa, California 92626
                                 (714) 540-1235

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 14, 1997
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

CUSIP No. 00204C107                   13D                     Page 2 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GARY L. DAVIDSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          979,249
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              969,826
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          402,257
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,372,083
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.2%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                13D                        Page 3 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVIDSON FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          593,029
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              593,029
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      593,029
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                     Page 4 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GARY L. DAVIDSON FUNDED REVOCABLE LIVING TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          343,102
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              343,102
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      343,102
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING
      ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                     Page 5 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN A. BOOTY     KAREN A. BOOTY
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          JOHN A. BOOTY         KAREN A. BOOTY
                             182,868                 500
      NUMBER OF       ----------------------------------------------------------
        SHARES        8   SHARED VOTING POWER
    BENEFICIALLY          JOHN A. BOOTY         KAREN A. BOOTY
      OWNED BY               525,801               418,028
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             JOHN A. BOOTY         KAREN A. BOOTY
        WITH                 173,445                 500
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          JOHN A. BOOTY         KAREN A. BOOTY
                             928,058               418,028
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      JOHN A. BOOTY     KAREN A. BOOTY
        1,101,503          418,528
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           JOHN A. BOOTY      KAREN A. BOOTY
               11.4%              4.3%
      BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                    Page 6 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BOOTY-JONES FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          107,773
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            107,773
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,773
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                     Page 7 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BOOTY FAMILY TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          418,028
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            418,028
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      418,028
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.3%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING
      ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                     Page 8 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KAREN A. BOOTY CHARITABLE REMAINDER TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          69,500
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              69,500
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING
      ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                     Page 9 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN A. BOOTY CHARITABLE REMAINDER UNITRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          69,500
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              69,500
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.     00204C107               13D                   PAGE 10 OF 24 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID P. COLLINS   VICTORIA F. COLLINS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          David P. Collins              Victoria F. Collins
                              40,354                           15,267
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            David P. Collins              Victoria F. Collins
        EACH                  507,269                         507,269
     REPORTING        ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
        WITH
                          David P. Collins              Victoria F. Collins
                              31,824                           15,267
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          David P. Collins              Victoria F. Collins
                              909,526                         507,269
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      David P. Collins              Victoria F. Collins
          941,350                         522,536
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      David P. Collins              Victoria F. Collins
            9.7%                            5.4%
      BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00204C107               SCHEDULE 13D               PAGE 11 OF 24 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      D&V COLLINS FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          98,678
                      ----------------------------------------------------------
     NUMBER OF        8   SHARED VOTING POWER
       SHARES
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             98,678
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      98,678
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00204C107                   13D                    PAGE 12 OF 24 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      COLLINS FAMILY COMMUNITY PROPERTY TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          408,591
                      ----------------------------------------------------------
     NUMBER OF        8   SHARED VOTING POWER
       SHARES
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             408,591
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      408,591
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                               [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
      OUTSTANDING ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                    Page 13 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID P. COLLINS ANNUITY TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          11,978
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              11,978
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,978
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON
      MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                    Page 14 of 24 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GRAHAM P. ESPLEY-JONES
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          269,129
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              263,758
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          5,371
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      269,129
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING
      ON MARCH 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                            ARV ASSISTED LIVING, INC.
                                  Common Stock

                                  SCHEDULE 13D



               This schedule 13D is being filed as an amended filing with the Securities and Exchange Commission by Gary L. Davidson, John A. Booty, Karen A. Booty, David P. Collins and Victoria F. Collins, and as an original filing by the Davidson Family Partnership, a California general partnership; the Gary L. Davidson Funded Revocable Living Trust; the Booty-Jones Family Partnership, a California general partnership; the Booty Family Trust; the Karen A. Booty Charitable Remainder Trust; the John A. Booty Charitable Remainder Unitrust; the D&V Collins Family Limited Partnership, a California limited partnership; the Collins Family Community Property Trust; the David P. Collins Annuity Trust and Graham P. Espley-Jones. All of these filing parties are collectively referred to herein as the "Reporting Persons". The Statement is being filed in connection with the proposed sale to Prometheus Assisted Living LLC ("Prometheus"), an affiliate of Lazard Freres Real Estate Invesors L.L.C. ("LFREI"), of 9.6 million shares of newly issued Common Stock of ARV Assisted Living, Inc., a California corporation (the "Company") (all such transactions between the Company, LFREI and Prometheus are hereinafter collectively referred to as the "Transaction"). This statement is being filed with respect to the Stockholders' Voting Agreement dated July 14, 1997 between LFREI, Prometheus and the Reporting Persons (the "Stockholders Voting Agreement").

Item 1.        Security and Issuer.

               The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, no par value per share ("Common Stock"), of the Company. The principal executive offices of the Company are located at 245 Fischer Avenue, D-1, Costa Mesa, California 92626.

Item 2.        Identity and Background.

               (a) This Statement is being filed by the following persons: Gary
L. Davidson; the Davidson Family Partnership, a California general partnership; the Gary L. Davidson Funded Revocable Living Trust; John A. Booty; Karen A. Booty; the Booty-Jones Family Partnership, a California general partnership; the Booty Family Trust; the Karen A. Booty Charitable Remainder Trust; the John A. Booty Charitable Remainder Unitrust; David P. Collins; Victoria F. Collins; the D&V Collins Family Limited Partnership, a California limited partnership; the Collins Family Community Property Trust; the David P. Collins Annuity Trust and Graham P. Espley-Jones.

               Gary L. Davidson, Eric K. Davidson, Janeanne Day, Peter J. Davidson and Kathryn Halperin are the partners of the Davidson Family Partnership. John A. Booty, Jennifer B. Jones, Kara Jones and Brett Jones are the partners of the Booty-Jones family partnership. David P. Collins and Victoria F. Collins are the general partners of the D&V Collins Family Limited Partnership.

               Gary L. Davidson is the Trustee of the Gary L. Davidson Funded Revocable Living Trust. John A. Booty and Karen A. Booty are the Trustees of the Booty Family Trust. John A. Booty is the Trustee of both the Karen A. Booty Charitable Remainder Trust and the John A. Booty Charitable Remainder Unitrust. David P. Collins and Victoria F. Collins are the Settlor-Trustees of the Collins Family Community Property Trust. David P. Collins is the Trustee of the David P. Collins Annuity Trust.

               As a result of the execution of the Stockholders' Voting Agreement, the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with LFREI and Prometheus. Each of the Reporting Persons expressly declares that the filing of this statement on Schedule 13D shall not be construed as an admission by it, for the purposes of Section 13(d) or
Section 13(g) of the Exchange Act, that it has formed a group or that it has any shared voting or dispositive power over any shares of Common Stock of the Company by virtue thereof.

               (b) The address of the business office of each of the Reporting Persons and each other person listed in paragraph (a) above is 245 Fischer Avenue, D-1, Costa Mesa, California 92626.

               (c) The principal occupation of Gary L. Davidson is as President, Chairman of the Board and Director of the Company, the principal occupation of John A. Booty is as Vice Chairman of the Board and Director of the Company, the principal occupation of Karen A. Booty is as an investor, the principal occupation of David P. Collins is as Senior Executive Vice President and Director of the Company, the principal occupation of Victoria F. Collins is as an investor and the principal occupation of Graham P. Espley-Jones is as Chief Financial Officer of the Company.

               The principal business of each of the Davidson Family Partnership, the Gary L. Davidson Funded Revocable Living Trust, the Booty-Jones Family Partnership, the Booty Family Trust, the Karen A. Booty Charitable Remainder Trust, the John A. Booty Charitable Remainder Unitrust, the D&V Collins Family Limited Partnership, the Collins Family Community Property Trust and the David P. Collins Annuity Trust is to make and hold investments.

               The principal occupation of Eric K. Davidson is as Senior Vice President of the Company, the principal occupation of Janeanne Day is as consultant to the Company, the principal occupation of Peter J. Davidson is as contracts administrator for the Company and the principal occupation of Kathryn
E. Halperin is as an investor. The principal occupation of Jennifer B. Jones is as an investor and the principal occupation of both Kara Jones and Brett Jones is as a student.

               (d),(e) During the last five years, none of the Reporting Persons nor, to the extent known by the Reporting Persons, any of the persons listed in paragraph (a) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Each of the foregoing natural persons is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

               The Reporting Persons have not paid any amount of funds or other consideration to the Company or any other person in connection with entering into the Stockholders' Voting Agreement.

Item 4.        Purpose of Transaction.

               The Reporting Persons have entered into the Stockholders' Voting Agreement in connection with the Transaction. Under the Stockholders' Voting Agreement, each of the Reporting Persons has agreed to vote the number of Shares (as defined below) that may be voted by such Reporting Person in favor of (i) the Transaction and (ii) the election of Directors of the Company (a) nominated by the Nominating Committee of the Board of Directors of the Company (the "Board") and (b) nominated by LFREI (the "Investor Nominees"), each in accordance with the terms of the Stockholders Agreement dated July 14, 1997 by and among the Company, Prometheus and LFREI (the "Stockholders Agreement"). The Stockholders' Voting Agreement defines "Shares" to mean any and all shares of capital stock of the Company (including Common Stock) which carry voting rights (including any voting rights which arise by reason of default) now owned or subsequently acquired by a Reporting Person through purchase, gift, stock splits, stock dividends and exercise of stock options.

               Each Reporting Person has also agreed pursuant to the Stockholders' Voting Agreement that it will not sell, transfer or otherwise dispose of any of its Shares until the earlier of (i) the date on which the Investor Nominees first become members of the Board or (ii) if the stockholder vote with respect to the Transaction fails or does not occur by December 31, 1997, the earlier of the date of the stockholder meeting at which the stockholder vote failed or December 31, 1997.

Item 5.        Interest in Securities of the Issuer.

        (a) The Reporting Persons beneficially own securities of the Company as follows: Gary L. Davidson beneficially owns 1,372,083 shares (or approximately 14.2% of the outstanding shares), of which 33,695 may be acquired pursuant to the exercise of vested options; the Davidson Family Partnership beneficially owns 593,029 shares (or approximately 6.1% of the outstanding shares); the Gary
L. Davidson Funded Revocable Living Trust beneficially owns 343,102 shares (or approximately 3.6% of the outstanding shares); John A. Booty beneficially owns 1,101,503 shares (or approximately 11.4% of the outstanding shares), of which 33,695 may be acquired pursuant to the exercise of vested options; Karen A. Booty beneficially owns 418,528 shares (or approximately 4.3% of the outstanding shares); the Booty-Jones Family Partnership beneficially owns 107,773 shares (or approximately 1.1% of the outstanding shares); the Booty Family Trust beneficially owns 418,028 shares (or approximately 4.3% of the outstanding shares); the Karen A. Booty Charitable Remainder Trust beneficially owns 69,500 shares (or approximately 0.7% of the outstanding shares); the John
A. Booty Charitable Remainder Unitrust beneficially owns 69,500 shares (or approximately 0.7% of the outstanding shares); David P. Collins beneficially owns 941,350 shares (or approximately 9.7% of the outstanding shares), of which 19,846 may be acquired pursuant to the exercise of vested options; Victoria F. Collins beneficially owns 522,536 shares (or approximately 5.4% of the outstanding shares); the D&V Collins Family Limited Partnership beneficially owns 98,678 shares (or approximately 1.0% of the outstanding shares); the Collins Family Community Property Trust beneficially owns 408,591 shares (or approximately 4.2% of the outstanding shares); the David P. Collins Annuity Trust beneficially owns 11,978 shares (or approximately 0.1% of the outstanding shares); and Graham P. Espley-Jones beneficially owns 269,129 shares (or approximately 2.8% of the outstanding shares), of which 11,206 may be acquired pursuant to the exercise of vested options.

        (b) The Reporting Persons have the following voting power and dispositive power with respect to their shares listed in Section 5(a):

        (i)     sole power to vote or to direct the vote

        Gary L. Davidson:                                       979,249 Shares
        Davidson Family Partnership:                            593,029 Shares
        Gary L. Davidson Funded Revocable Living Trust:         343,102 Shares
        John A. Booty:                                          182,868 Shares
        Karen A. Booty:                                             500 Shares
        Booty-Jones Family Partnership:                         107,773 Shares
        Booty Family Trust:                                     418,028 Shares
        Karen A. Booty Charitable Remainder Trust:               69,500 Shares
        John A. Booty Charitable Remainder Unitrust:             69,500 Shares
        David P. Collins:                                        40,354 Shares
        Victoria F. Collins:                                     15,267 Shares
        D&V Collins Family Limited Partnership:                  98,678 Shares
        Collins Family Community Property Trust:                408,591 Shares
        David P. Collins Annuity Trust:                          11,978 Shares
        Graham P. Espley-Jones:                                 269,129 Shares

        (ii)    shared power to vote or to direct the vote

        Gary L. Davidson:                                             0 Shares
        Davidson Family Partnership:                                  0 Shares
        Gary L. Davidson Funded Revocable Living Trust:               0 Shares
        John A. Booty:                                          525,801 Shares
        Karen A. Booty:                                         418,028 Shares
        Booty-Jones Family Partnership:                               0 Shares
        Booty Family Trust:                                           0 Shares
        Karen A. Booty Charitable Remainder Trust:                    0 Shares
        John A. Booty Charitable Remainder Unitrust:                  0 Shares
        David P. Collins:                                       507,269 Shares
        Victoria F. Collins:                                    507,269 Shares
        D&V Collins Family Limited Partnership:                       0 Shares
        Collins Family Community Property Trust:                      0 Shares
        David P. Collins Annuity Trust:                               0 Shares
        Graham P. Espley-Jones:                                       0 Shares

        (iii)   sole power to dispose or to direct the disposition of

        Gary L. Davidson:                                       969,826 Shares
        Davidson Family Partnership:                            593,029 Shares
        Gary L. Davidson Funded Revocable Living Trust:         343,102 Shares
        John A. Booty:                                          173,445 Shares
        Karen A. Booty:                                             500 Shares
        Booty-Jones Family Partnership:                         107,773 Shares
        Booty Family Trust:                                     418,028 Shares
        Karen A. Booty Charitable Remainder Trust:               69,500 Shares
        John A. Booty Charitable Remainder Trust:                69,500 Shares
        David P. Collins:                                        31,824 Shares
        Victoria F. Collins:                                     15,267 Shares
        D&V Collins Family Limited Partnership:                  98,678 Shares
        Collins Family Community Property Trust:                408,591 Shares
        David P. Collins Annuity Trust:                          11,978 Shares
        Graham P. Espley-Jones:                                 263,758 Shares

        (iv)    shared power to dispose or to direct the disposition of

        Gary L. Davidson:                                       402,257 Shares
        Davidson Family Partnership:                                  0 Shares
        Gary L. Davidson Funded Revocable Living Trust:               0 Shares
        John A. Booty:                                          928,058 Shares
        Karen A. Booty:                                         418,028 Shares
        Booty-Jones Family Partnership:                               0 Shares
        Booty Family Trust:                                           0 Shares
        Karen A. Booty Charitable Remainder Trust:                    0 Shares
        John A. Booty Charitable Remainder Unitrust:                  0 Shares
        David P. Collins:                                       909,526 Shares
        Victoria F. Collins:                                    507,269 Shares
        D&V Collins Family Limited Partnership:                       0 Shares
        Collins Family Community Property Trust:                      0 Shares
        David P. Collins Annuity Trust:                               0 Shares
        Graham P. Espley-Jones:                                   5,371 Shares

        (c) None of the Reporting Persons have acquired any shares of Common Stock of the Company during the past sixty days.

        (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, the shares of Common Stock beneficially owned by the Reporting Persons.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Each of the Reporting Persons have entered into the Stockholders' Voting Agreement with LFREI and Prometheus. A copy of the Stockholders' Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7.        Materials to be filed as Exhibits.

Exhibit No.    Exhibit
-----------    -------

     99.1 Stockholders' Voting Agreement, dated as of July 14, 1997, by and among LFREI, Prometheus and certain stockholders listed therein, incorporated by reference to Exhibit 9.1 of the Company's Form
               8-K filed July 23, 1997

     99.2      Joint Filing Statement as required by Rule 13d-1(f) under the
               Securities Exchange Act of 1934, as amended.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         July 24, 1997.

                                          /s/ GARY L. DAVIDSON
                                    --------------------------------------
                                    Gary L. Davidson


                                    DAVIDSON FAMILY PARTNERSHIP


                                    By:        /s/ GARY L. DAVIDSON
                                         ---------------------------------
                                         Name:  Gary L. Davidson
                                         Title: Partner

                                    GARY L. DAVIDSON FUNDED REVOCABLE
                                    LIVING TRUST


                                    By:        /s/ GARY L. DAVIDSON
                                         ---------------------------------
                                         Name:  Gary L. Davidson
                                         Title: Partner


                                            /s/ JOHN A. BOOTY
                                    --------------------------------------
                                    John A. Booty

                                    BOOTY-JONES FAMILY PARTNERSHIP


                                    By:        /s/ JOHN A. BOOTY
                                         ---------------------------------
                                         Name:  John A. Booty
                                         Title: Managing Partner

                                    BOOTY FAMILY TRUST


                                    By:        /s/ JOHN A. BOOTY
                                         ---------------------------------
                                         Name: John A. Booty
                                         Title: Trustee

                                    By:        /s/ KAREN A. BOOTY
                                         ---------------------------------
                                         Name: Karen A. Booty
                                         Title: Trustee

                                    KAREN A. BOOTY CHARITABLE
                                    REMAINDER TRUST


                                    By:        /s/ JOHN A. BOOTY
                                         ---------------------------------
                                         Name: John A. Booty
                                         Title: Trustee

                                    JOHN A. BOOTY CHARITABLE REMAINDER
                                    UNITRUST


                                    By:        /s/ JOHN A. BOOTY
                                         ---------------------------------
                                         Name: John A. Booty
                                         Title: Trustee


                                            /s/ DAVID P. COLLINS
                                    --------------------------------------
                                    David P. Collins

                                    D&V COLLINS FAMILY LIMITED
                                    PARTNERSHIP


                                    By:        /s/ DAVID P. COLLINS
                                         ---------------------------------
                                          Name:  David P. Collins
                                          Title: Settlor-Trustee


                                    By:       /s/ VICTORIA F. COLLINS
                                         ---------------------------------
                                          Name:  Victoria F. Collins
                                          Title: Settlor-Trustee

                                    COLLINS FAMILY COMMUNITY PROPERTY
                                    TRUST


                                    By:        /s/ DAVID P. COLLINS
                                         ---------------------------------
                                          Name:  David P. Collins
                                          Title: Settlor-Trustee


                                    By:       /s/ VICTORIA F. COLLINS
                                         ---------------------------------
                                          Name:  Victoria F. Collins
                                          Title: Settlor-Trustee

                                    DAVID P. COLLINS ANNUITY TRUST


                                    By:        /s/ DAVID P. COLLINS
                                         ---------------------------------
                                          Name:  David P. Collins
                                          Title: Trustee

                                        /s/ GRAHAM P. ESPLEY-JONES
                                    --------------------------------------
                                    Graham P. Espley-Jones




                                             21